Exhibit 99.1

Gridsum Reports Unaudited Third Quarter 2016 Financial Results

BEIJING, Nov. 21, 2016 — Gridsum Holding Inc. (“Gridsum” or the “Company”) (NASDAQ:GSUM), a leading provider of cloud-based data analytics solutions in China, today reported results for its third quarter ended September 30, 2016. The Company will hold a conference call at 7:30 p.m. Eastern Time on November 21, 2016. Dial-in details are provided at the end of this release.

Third Quarter 2016 Financial Highlights

•                  Net revenues increased by 69.8% to RMB98.7 million (US$14.8 million) from RMB58.1 million in the comparable period in 2015, driven by 63.1% growth in enterprise revenues and 129.0% increase in e-Government and other revenues.

•                  Gross margin expanded by 389 bps to 88.2% from the previous year.

•                  Operating loss declined to RMB15.4 million (US$2.3 million) from the previous year.

“We are very excited to report solid revenue and business growth for our first time as a NASDAQ listed company,” stated Mr. Guosheng Qi, Chief Executive Officer of Gridsum. “Our revenues grew a solid 69.8% year over year as we witnessed rapidly growing demand for our business solutions across the board. Increasingly, we see customers in China recognizing the benefits of making data-driven decisions, which is driving strong demand for our software from both new and existing customers. We are encouraged by the steady development of our business, based on our proprietary cloud-based SaaS platform, the Gridsum Big Data Platform, and we are excited about the opportunities ahead of us. We are also proud to announce significant progress in our strategic longer term initiatives. Leveraging on our proprietary platform as well as capitalizing on the market void for world-class localized solutions tailored for China businesses, we have moved to live client beta testing for our new cloud-based SaaS CRM solution which we aim to roll out in late 2017. Given the dramatic growth in demand for such scalable big data analytic solutions, coupled with a successful IPO on NASDAQ, we believe that Gridsum is well positioned to seize these dynamic secular trends and generate significant shareholder value going forward.”

Mr. Michael Zhang, Chief Financial Officer of the Company, commented, “Driven by strong top-line growth during the third quarter, we expanded our margin performance and improved bottom line year over year. Thanks to a favorable sales mix, gross margin expanded by 389 bps to 88.2% and operating loss declined significantly to RMB15.4 million from one year ago. By continuing to focus on leveraging our brand, scale and industry leadership in China, we anticipate improved top line growth and operating leverage as our proprietary cloud platform continues to attract new customers and drive revenue growth going forward.”

Third Quarter 2016 Financial Results

REVENUES: Net revenues for the third quarter of 2016 increased by 69.8% to RMB98.7 million (US$14.8 million) from RMB58.1 million in the comparable period in 2015, driven by strong growth in both Enterprise revenues and e-Government and other revenues.

Enterprise revenues increased by 63.1% to RMB87.6 million (US$13.1 million) in the third quarter of 2016 from RMB53.7 million in the comparable period in 2015. e-Government and other revenues increased by 129.0% to RMB12.8 million (US$1.9 million) in the third quarter of 2016, compared with RMB5.6 million in the comparable period in 2015. This growth was due to increased demand from both new and existing customers.

COST OF REVENUES: Cost of revenues increased by RMB2.5 million to RMB11.7 million (US$1.8 million), or 27.8%, from the comparable period in 2015. The increase was a result of a RMB1.4 million increase in cost of customer service consultants, and a RMB1.1 million increase in bandwidth costs and overhead allocation.

GROSS PROFIT AND GROSS MARGIN: Gross profit for the third quarter of 2016 was RMB87.0 million (US$13.1 million), compared with RMB49.0 million in the comparable period in 2015. Gross margin for the third quarter of 2016 increased to 88.2%, compared with 84.3% in the comparable period in 2015. The expansion in gross margin was primarily attributable to the relatively larger portion of revenues coming from e-Government related sales. e-Government and other revenues represented 12.7% of total revenues in the third quarter 2016, compared to 9.4% in the comparable period in 2015.

OPERATING EXPENSES: Total operating expenses for the third quarter of 2016 increased by 47.4% to RMB102.5 million (US$15.4 million), from RMB69.5 million in the comparable period in 2015. As a percentage of net revenues, operating expenses were 103.8%, compared with 119.6% in the comparable period in 2015, thanks to improving operating leverage as revenue grew steadily.

•                  Sales and marketing expenses increased by 54.8% to RMB42.3 million (US$6.3 million) in the third quarter of 2016 from RMB27.3 million in the comparable period in 2015. The increased marketing expenses included one-time marketing expenses associated with the Company’s initial public offering and listing on Nasdaq Global Select Market in September 2016.

•                  Research and development expenses increased by 47.4% to RMB39.8 million (US$6.0 million) in the third quarter of 2016 from RMB27.0 million in the comparable period in 2015, including an increase of RMB10.2 million in personnel costs.

•                  General and administrative expenses increased by 34.0% to RMB20.4 million (US$3.1 million) in the third quarter of 2016 from RMB15.2 million in the comparable period in 2015, due to an increase of RMB2.8 million in personnel costs, and an increase of RMB2.4 million in professional fee, allowance for doubtful accounts and allocated general overhead.

LOSS FROM OPERATIONS: Loss from operations for the third quarter of 2016 was RMB15.4 million (US$2.3 million), which decreased from RMB20.5 million in the comparable period in 2015.

NET LOSS: Net loss attributable to Gridsum’s ordinary shareholders for the third quarter of 2016 was RMB24.6 million (US$3.7 million), which decreased from RMB29.0 million in the comparable period in 2015.

NON-GAAP NET LOSS: Non-GAAP net loss attributable to Gridsum’s ordinary shareholders, which is defined as net loss before share-based compensation expense, for the third quarter of 2016 was RMB21.9 million (US$3.3 million), which decreased from RMB26.7 million in the comparable period in 2015.

EBITDA: Loss before interest, income tax, depreciation and amortization for the third quarter of 2016 was RMB8.3 million (US$1.3 million), which decreased from RMB16.3 million in the comparable period in 2015.

ADJUSTED EBITDA: Adjusted loss before interest, income tax, depreciation and amortization, which excludes share-based compensation expenses, was RMB5.6 million (US$0.8 million) for the third quarter of 2016, which decreased from RMB14.0 million in the comparable period in 2015.

NET LOSS PER ADS: Net loss per ADS for the third quarter of 2016 was RMB2.36 (US$0.35).

NON-GAAP NET LOSS PER ADS: Non-GAAP net loss per ADS for the third quarter of 2016 was RMB2.10 (US$0.32).

Each ADS represents one Class B ordinary share. For purposes of determining net loss per ADS, the weighted average number of ordinary shares for the third quarter 2016 was 10,407,178. As of September 30, 2016, total number of ordinary shares outstanding was 28,730,166.

Financial Outlook

For the full year of 2016, the Company expects net revenues to be in the range of RMB387 million to RMB390 million, representing approximately 65% year-over-year growth at the mid-point. These forecasts reflect the Company’s current and preliminary view, which may be subject to change.

Conference Call

The Company will hold a conference call on Monday, November 21, 2016 at 7:30 pm U.S. Eastern Time, or Tuesday, November 22, 2016 at 8:30 am Beijing Time to discuss its financial results.

Participants may access the call by dialing the following numbers:

United States:	+1-845-675-0437

International Toll Free:	+1-866-519-4004

Hong Kong:	+852-3018-6771

China Domestic:	400-620-8038

Conference ID:	13140236

The replay will be accessible through November 29, 2016 by dialing the following numbers:

United States Toll Free:	+1-855-452-5696

International:	+61-2-8199-0299

Conference ID:	13140236

A live and archived webcast of the conference call will be available through the Company’s investor relations website at http://ir.gridsum.com.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.6685 to US$1.00, the noon buying rate in effect on September 30, 2016 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all.

Statement Regarding Unaudited Condensed Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

Use of Non-GAAP Financial Measures

In evaluating the Company’s business, the Company considers and uses the following non-GAAP financial measures as supplemental measures to review and assess the Company’s operating performance: non-GAAP net loss, non-GAAP net loss per share, EBITDA and adjusted EBITDA. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared in accordance with U.S. GAAP. Non-GAAP net loss is net loss before share-based compensation and non-GAAP net loss per share is the per share equivalent, EBITDA is net loss before interest income and expenses, income tax expenses and depreciation expenses, and adjusted EBITDA is EBITDA before share-based compensation.

The Company presents these non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s operating performance and formulate the Company’s business plans. These non-GAAP financial measures enable the Company’s management to assess the Company’s operating results without considering the impact of non-cash charges, including depreciation expenses and share-based compensation, and without considering the impact of non-operating items such as interest income and expenses and income tax expenses. The Company also believes that the use of these non-GAAP measures facilitates investors’ assessment of the Company’s operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect the Company’s operations. Interest income and expenses, income tax expenses, depreciation expenses and share-based compensation have been and may continue to be incurred in the Company’s business and are not reflected in the presentation of adjusted EBITDA. Further, these non-GAAP financial measures may differ from the non-GAAP financial measures used by other companies, including Gridsum’s peer companies, so their utility for comparison purposes may be limited.

The Company compensates for these limitations by reconciling the Company’s non-GAAP financial measures to the most directly comparable U.S. GAAP financial measures, which should be considered when evaluating the Company’s performance.

About Gridsum

Gridsum Holding Inc. is a leading provider of cloud-based data analytics solutions for multinational and domestic enterprises and government agencies in China. Gridsum’s core technology, the Gridsum Big Data Platform, is built on a distributed computing framework and performs real-time multi-dimensional correlation analysis of both structured and unstructured data. This enables Gridsum’s customers to identify complex relationships within their data and gain new insights that help them make better business decisions. The Company is named “Gridsum” to symbolize the combination of distributed computing (Grid) and analytics (sum). As a digital intelligence pioneer, the Company’s mission is to help enterprises and government organizations in China use data in new and powerful ways to make better informed decisions and be more productive.

For more information, please visit http://www.gridsum.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, quotations from management in this announcement as well as Gridsum’s strategic and operational plans contain forward-looking statements. Gridsum may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Gridsum’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Unexpected difficulties in Gridsum’s pursuit of its goals and strategies; the unexpected developments, including slow growth, in the digital intelligence market; reduced demand for, and market acceptance of, Gridsum’s solutions; difficulties keeping and strengthening relationships with customers; potentially costly research and development activities; competitions in the digital intelligence market; PRC governmental policies relating to media, software, big data, the internet, internet content providers and online advertising; and general economic and business conditions in the regions where Gridsum provides solutions and services. Further information regarding these and other risks is included in Gridsum’s reports filed with, or furnished to, the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and Gridsum undertakes no duty to update such information except as required under applicable law.

GRIDSUM HOLDING INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands)

	As of
	December 31,2015	September 30,2016	September 30,2016
	RMB	RMB	US $

ASSETS
Current assets:
Cash and cash equivalents	198,523	539,301	80,873
Accounts receivable, net	279,537	298,394	44,747
Prepayments and other current assets	107,046	205,140	30,763
Total current assets	585,106	1,042,835	156,383
Non-current assets:
Property, equipment and software, net	36,243	49,846	7,475
Other non-current assets	4,558	5,184	777
Total non-current assets	40,801	55,030	8,252

Total assets	625,907	1,097,865	164,635

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT) /EQUITY
Current liabilities:
Short-term bank loan	—	45,000	6,748
Accounts payable	103,289	5,947	892
Salary and welfare payables	33,539	38,732	5,809
Taxes payable	16,484	29,347	4,401
Deferred revenues	31,308	44,479	6,670
Advance from customers	104,605	103,148	15,468
Accrued expenses and other current liabilities	70,908	100,483	15,068
Total current liabilities	360,133	367,136	55,056

Total liabilities	360,133	367,136	55,056

Mezzanine equity:
Preferred shares	476,018	—	—
Total mezzanine equity	476,018	—	—

Shareholders’ (deficit)/equity:
Total Gridsum shareholders’ (deficit)/equity	(210,628)	730,388	109,528

Noncontrolling interests	384	341	51
Total shareholders’ (deficit)/equity	(210,244)	730,729	109,579
Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	625,907	1,097,865	164,635

GRIDSUM HOLDING INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(All amounts in thousands, except for shares, per share and per ADS data)

	For the Three Months Ended
	September 30, 2015	June 30, 2016	September 30, 2016	September 30, 2016
	RMB	RMB	RMB	US$

Revenues:
Enterprise	53,729	75,217	87,631	13,141
e-Government and other	5,571	10,166	12,758	1,913
Less: Business tax and surcharges	(1,156)	(1,277)	(1,671)	(251)
Net revenues	58,144	84,106	98,718	14,803
Cost of revenues	(9,134)	(10,756)	(11,670)	(1,750)
Gross profit	49,010	73,350	87,048	13,053
Operating expenses:
Sales and marketing expenses	(27,345)	(28,073)	(42,328)	(6,347)
Research and development expenses	(26,992)	(34,522)	(39,777)	(5,965)
General and administrative expenses	(15,207)	(17,732)	(20,372)	(3,055)
Total operating expenses	(69,544)	(80,327)	(102,477)	(15,367)
Loss from operations	(20,534)	(6,977)	(15,429)	(2,314)
Other income/(expense):
Foreign currency exchange gain/ (loss)	911	(1,016)	(219)	(33)
Interest income/(expense), net	27	83	(63)	(9)
Other income/(expense), net	—	(532)	1,088	163
Loss before income tax	(19,596)	(8,442)	(14,623)	(2,193)
Income tax expense	—	—	—	—
Net loss	(19,596)	(8,442)	(14,623)	(2,193)

Less: Net loss attributable to noncontrolling interests	(4)	(14)	(16)	(2)
Net loss attribute to Gridsum Holding Inc.	(19,592)	(8,428)	(14,607)	(2,191)

Accretions to preferred shares redemption value	(5,216)	(5,556)	(5,675)	(851)
Cumulative dividend to preferred shareholders	(4,167)	(4,327)	(4,319)	(647)
Net loss attributable to Gridsum’s ordinary shareholders	(28,975)	(18,311)	(24,601)	(3,689)

Net loss	(19,596)	(8,442)	(14,623)	(2,193)
Foreign currency translation adjustment, net of nil tax	(10,299)	(13,242)	(2,240)	(336)
Comprehensive loss	(29,895)	(21,684)	(16,863)	(2,529)
Comprehensive income attributable to noncontrolling interests	—	—	—	—
Comprehensive income attributable to Gridsum Holding Inc.	(29,895)	(21,684)	(16,863)	(2,529)

Weighted average number of ordinary shares used in net loss per share calculations:
Basic and diluted	10,000,000	10,000,000	10,407,178	10,407,178
Net Loss per ordinary share:
Basic and diluted	(2.90)	(1.83)	(2.36)	(0.35)
Net Loss per ADS:
Basic and diluted	(2.90)	(1.83)	(2.36)	(0.35)

GRIDSUM HOLDING INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for shares, per share and per ADS data)

	For the Three Months Ended
	September 30, 2015	June 30, 2016	September 30, 2016	September 30, 2016
	RMB	RMB	RMB	US$
Reconciliation of net loss to non-GAAP net loss
Net loss attributable to Gridsum’s ordinary shareholders	(28,975)	(18,311)	(24,601)	(3,689)
Share-based compensation	2,317	2,609	2,709	406
Non-GAAP net loss attributable to Gridsum’s ordinary shareholders	(26,658)	(15,702)	(21,892)	(3,283)
Weighted average number of ordinary shares used in net loss per share and non-GAAP net loss per share calculations:
Basic and diluted	10,000,000	10,000,000	10,407,178	10,407,178
Net loss per ordinary share:
Basic and diluted	(2.90)	(1.83)	(2.36)	(0.35)
Net loss per ADS:
Basic and diluted	(2.90)	(1.83)	(2.36)	(0.35)
Non-GAAP net loss per ordinary share:
Basic and diluted	(2.67)	(1.57)	(2.10)	(0.32)
Non-GAAP net loss per ADS:
Basic and diluted	(2.67)	(1.57)	(2.10)	(0.32)

Reconciliation of net loss to EBITDA and adjusted EBITDA
Net loss	(19,596)	(8,442)	(14,623)	(2,193)
Interest income, net	(27)	(83)	63	9
Income tax expenses	—	—	—	—
Depreciation and amortization expenses	3,346	5,572	6,224	933
EBITDA	(16,277)	(2,953)	(8,336)	(1,251)
Share-based compensation	2,317	2,609	2,709	406
Adjusted EBITDA	(13,960)	(344)	(5,627)	(845)

Investor Relation Contact:

ICR, Inc.

Violet Gu

Tel: +1 (646) 328-2510

Email: IR@gridsum.com